EXHIBIT 99.8
CONSENT OF INDEPENDENT AUDITORS
We consent to the use of our report dated June 3, 2009 with respect to the consolidated financial statements of Silvercorp Metals Inc. included in this Annual Report on Form 40-F as at March 31, 2009 and 2008 and for each of the years in the three-year period ended March 31, 2009, filed with the U.S. Securities and Exchange Commission.
/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada
June 3, 2009